UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

[Rule 13d – 101]

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO § 240.13d – 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d – 2(a)

Under the Securities Exchange Act of 1934

Microfluidics International Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

595073 10 7

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595073 10 7

1.	Names of Reporting Persons Irwin Gruverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,597,805

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,597,805

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,597,805 shares of Common Stock are jointly owned by Irwin Gruverman and Marjorie Gruverman.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Does not include 100,000 shares owned by spouse, Marjorie Gruverman.

13.	Percent of Class Represented by Amount in Row (11) 15.32%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 595073 10 7

1.	Names of Reporting Persons Marjorie Gruverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000

	8.	Shared Voting Power 1,597,805

	9.	Sole Dispositive Power 100,000

	10.	Shared Dispositive Power 1,597,805

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,697,805 shares of Common Stock, of which 100,000 shares of Common Stock are owned by Marjorie Gruverman and an additional 1,597,805 shares of Common Stock are jointly owned by Irwin Gruverman and Marjorie Gruverman.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.28%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 595073 10 7

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 21, 2003 (as amended by Amendment No. 1 thereto previously filed with the SEC on February 15, 2008, the “Original Schedule 13D”), on behalf of Irwin Gruverman and Marjorie Gruverman.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

Between November 18, 2003 and December 24, 2007, Mr. Gruverman made several purchases of the Issuer’s Common Stock and exercised stock options for the purchase of shares of the Issuer’s Common Stock. All purchases and exercises of stock options were with Mr. Gruverman’s personal funds, except certain of the stock option exercises were cashless net exercises of outstanding stock options and accordingly, no funds were required in connection with such cashless exercises of stock options.  Mr. Gruverman has also made bona fide gifts of shares of the Issuer’s Common Stock and sold shares of the Issuer’s Common Stock.  This Amendment No. 2 shows Irwin Gruverman’s and Marjorie Gruverman’s ownership of Issuer’s Common Stock following Mr. Gruverman’s last transaction in the Issuer’s Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender and Support Agreement

On January 10, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IDEX Corporation, a Delaware corporation (“IDEX”), and Nano Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of IDEX (the “Purchaser”), pursuant to which IDEX will acquire the Issuer in a two-step transaction.

On the terms and subject to the conditions set forth in the Merger Agreement, IDEX, through the Purchaser, will commence a cash tender offer (the “Offer”) for all of the Issuer’s outstanding shares of Common Stock (the “Shares”), for $1.35 per Share, net to the seller in cash, without interest thereon, and subject to adjustment as provided in the Merger Agreement (the “Offer Price”).

Following the completion of the Offer and upon the satisfaction of certain conditions described in the Merger Agreement, including, if required, a vote of the Issuer’s shareholders with respect to the adoption of the Merger Agreement, the Purchaser will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of IDEX. At the effective time of the Merger, holders of Shares not purchased in the Offer (other than those Shares held by the Issuer’s shareholders who have properly exercised their dissenters’ rights under Section 262 of the Delaware General Corporation Law) will be cancelled and converted into the right to receive the Offer Price in cash, without interest, on the terms and subject to the conditions set forth in the Merger

CUSIP No. 595073 10 7

Agreement.

On January 10, 2011 and January 12, 2011, respectively, Irwin Gruverman and Marjorie Gruverman entered into Tender and Support Agreements (the “Tender and Support Agreements”) with IDEX and the Purchaser whereby they agreed, among other things, to tender all of their Shares in the Offer.  In addition, Irwin Gruverman and Marjorie Gruverman agreed not to directly or indirectly transfer their Shares during the term of the Tender and Support Agreement, subject to certain exceptions.  Except in limited circumstances, the Tender and Support Agreements terminate upon termination of the Merger Agreement or the occurrence of certain other events.

The foregoing description of the Tender and Support Agreements is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Item 5	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

The percentage set forth in this Item 5 is based on the number of shares of outstanding Common Stock reported in the Form 10-Q for the quarter ended September 30, 2010 filed by the Issuer, which stated that as of November 10, 2010, there were 10,426,647 shares of Common Stock outstanding.  As of January 10, 2011, Irwin Gruverman and Marjorie Gruverman beneficially owned 1,597,805 shares of the Issuer’s Common Stock, which represents 15.32% of the Issuer’s outstanding shares of Common Stock, and they have the shared power to vote or dispose of all 1,597,805 of such shares of common stock. Mr. Gruverman does not share voting or dispositive power with respect to 100,000 shares of the Issuer’s Common Stock, which represents an additional 0.96% of the Issuer’s outstanding shares of Common Stock, held by his spouse, Marjorie Gruverman, to which he also disclaims any beneficial ownership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

As described in Item 4 hereto, Irwin Gruverman and Marjorie Gruverman have entered into Tender and Support Agreements.  The information set forth in Item 4 with respect to the Tender and Support Agreements is incorporated into this Item 6 by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and replaced in its entirety as set forth below:

Exhibit 1	Tender and Support Agreement, dated as of January 10, 2011, between IDEX, the Purchaser and Irwin Gruverman.

CUSIP No. 595073 10 7

Exhibit 2	Tender and Support Agreement, dated as of January 12, 2011, between IDEX, the Purchaser and Marjorie Gruverman.

CUSIP No. 595073 10 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011
Date
/s/Irwin Gruverman
Signature
Irwin Gruverman
Name/Title

/s/Marjorie Gruverman
Signature

Marjorie Gruverman
Name/Title